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INVEST IN **ALTAIR**

A mental wellness-focused live streaming service for all types of creators


Altair
Stream and create without sacrificing your mental health.

altair.tv Los Angeles CA

Technology | Entertainment | Software | Community | App

LEAD INVESTOR



Zach Holman

This investment boils down to two things for me: the team, and the product. The team is great. I've worked with Bryan back at early GitHub, and his design work influenced so much of GitHub's product and how software, in general, gets built today. He's also just such a warm, wonderful person, and really understands the problem with streaming today. And the product is so important, too. Streaming, like many high-growth industries, is a double-edged sword, and I think lately we've just seen too much of the sharp edge of the blade. There's such a huge world out there for a caring, deeply content-focused service, and it's just a world that "I'd" rather have as a user, too. What they're building with Altair is super exciting, and I'm really happy to see how the company grows and evolves.

Invested $1,000 this round & $24,000 previously

Learn about Lead Investors

OVERVIEW UPDATES WHAT PEOPLE SAY 23 ASK A QUESTION 1

Highlights

1. A Public Benefit corporation dedicated to making content creation a more mentally healthy industry.
2. Focused on the safety and well-being of our creators and their communities.
3. Filipino-founded, with a diverse founding team.
4. Run by a team that has lived through the explosion of the streaming industry over the last 10 years.
5. $110k founder investment. $11k raised through lightly-advertised crowdfunding.

Our Team



Bryan Veloso Founder & CEO

20-year web design veteran. Early hire at Facebook, GitHub, Automattic, and Twitch. Broadcasted on Twitch full-time for 6 years. Passionately loud.

> Streaming is currently an anxiety-ridden struggle. I lived that life for 6 years and it tested my mental health constantly. The connections and bonds that form within a creator's community are strong and lasting. That's growth that should be fostered, and growth that should be kept safe from bad actors.



Cody Wilson Chief Technology Officer

15-years in the IT operations and infrastructure space, running the gamut from broadcasting to edtech to healthcare. Designed and operated live streaming charity events for over a decade.



Dave McNally Design Lead

15 years web design experience, working for companies such as Nike and Bentley and none have excited or motivated me like Altair does.



Jackie Na Product Lead





Gregory J Karis Chief Financial Officer

Financial planner by trade, I work with entrepreneurs building and maintaining businesses. We tackle goals head on and I attempt to be your biggest advocate!



Andrea Velez Creator Wellness Lead

28 year old psychologist. Passionate about representing the positive change.



Heather Mercado Operations Lead

Community Manager for Bryan Veloso. Mom and part time streamer. Garrus Vakarian is the only romance choice in Mass Effect.



Candace Black UX Writer

Full-time content creator of 6 years. Voice actor. Bisexual and proud. Believes in the Oxford comma.

We are Altair.


WHAT IS ALTAIR?
A mental health-focused streaming platform.
(We're also a B-Corp. Pending certification.)

Our Founding Team


WHO AM I?
Bryan Veloso
Hybrid Designer & Developer
An OG of the Web Standards movement.
Early design hire at Facebook & GitHub.
#27 (2005)
#15 (2011)
Led product design of chat functionality during a 2-year tenure at Twitch.
Former member of the Django Project core team advising on design matters.


WHO AM I?
Bryan Veloso
Broadcaster and Content Creator
Started streaming in 2014 after being hired by Twitch as a designer.
Streamed full-time from 2016 to 2020 as a Twitch Partner.
Gained notoriety as a speedrunner, and content creator covering user experience changes in Final Fantasy XIV.


OUR FOUNDING TEAM
Cody Wilson, CTO
Operations experience, building video infra.
Greg Karis, CFO
Years of finance management experience
Andrea Velez, Wellness Lead
Gaming-focused behavioral psychologist
Heather Mercado, Operations Lead
Avalonstar's Community Manager
Dave McNally, Design Lead
15+ years of experience in UI/UX design
Jackie Na, Product Lead
Experience with community moderation
Candace Black, UX Writer
Currently a mid-tier full-time content creator

The Problem


THE PROBLEM
Small to mid-tier creators are disenfranchised and don't feel safe on larger platforms.
"But in this new environment of digital microcelebrity on Twitch, where thousands of streamers make their living, there's no sexual harassment training or HR for streamers, and few protections exist against unwanted, off-stream behavior. When uncomfortable or abusive incidents come up, women say they don't have a place to go; accountability can be inconsistent, short-lived, or nonexistent."
~ Wired, June 26, 2020


THE PROBLEM
Creators are not the focus, they're the product.
"At a recent staff meeting, Twitch Chief Executive Officer Emmett Shear set a target of $1 billion in ad sales for Twitch, according to three people present. That's more than double its current sales."
~ Bloomberg Businessweek, August 15, 2018


THE PROBLEM
Streaming is an anxiety-ridden struggle to "succeed."
Pre-partnership, streamers grind to gain clout and satisfy the platform's guidelines. Post-partnership—with the user experience putting a focus on metrics, and retention through hype—streamers burnout because taking a day off equals lost revenue. The grind never ends.

Our Mission


OUR MISSION
Empowering communities to create healthfully.




We value the bonds that we've created through streaming.
A streamer's strength lies in their community.

Our Tenets


OUR TENETS
Mindfulness.
Every decision made and feature built aims to be mindful of a creator's overall health.
Metrics are hidden by default.
Numbers are never used as a sorting algorithm.
Simplify the payment structure to reduce uncertainty.
Providing in-house mental health resources in the form of creator counselors.
COMMUNITY CURATIONS
Family Friendly
LIVE CREATORS
Ollie
Penny
Rhett
They/Them
Harry


OUR TENETS
Transparency.
Gain trust in the platform by being transparent about its actions.
Yearly impact reports as a Public Benefit Corporation.
Transparency in financials, MRR, etc, a la Ghost.org.
Selectiveness in funding pursuits to assure potential investors align with our goals.


OUR TENETS
Safety.
Communities are safe spaces. We aim to filter and minimize bad actors.
An actionable and strictly enforced Code of Conduct.
Multi-factor authentication required by default.
A chat moderation system that provides centralized clarity around actions taken on bad actors.
Ollie
He/Him
Mod
Chat
Log
Email
Just now
I just caught the stream in time today! I finish work earlier tomorrow so I'll have plenty of time to get ready for the next one!
1 minute ago
Wish I had got here earlier! Looks like it was a great stream.
2 minutes ago
This was another chat message.
2 minutes ago
Hi everyone! How's the stream going today? Hope everybody's having a


OUR TENETS
Consent.

The visibility of information depends on a mutual consent between creator and viewer.

- Example: In order for a creator's concurrent viewer count to be visible, the creator must make it visible and the viewer has to toggle the visibility of those metrics on their end.

OUR TENETS

Identity.

Represent who you are and what you create, without extensions or plugins.

- Users will have an opportunity to offer their pronouns at signup.
- Pronouns will be displayed in chat.
- A "flag" system is provided if a user desires to express their pride.



Fiona
Destiny 2

OUR TENETS

Eventuality.

Time invested counts as a metric for unlocking features and receiving payments.

- On Twitch, a creator will not be paid until they have a balance of at least $100.
- On Altair, a creator will be paid once they've earned at least $100 *or* carried a balance for 3 months.

Our Market Strategy

MARKET STRATEGY

We do not aim to compete directly with Twitch. That is not a fight worth fighting.

- Build adoption of the platform by targeting features for entire communities, rather than individual creators.
- Target creators with less than 300 concurrent viewers, or the "mid-tier" streamer.
- Provide a competitive revenue share to creators that becomes more competitive over time.
- No intrusive advertising.
- Subscription-based platform membership that provides additional ways to support creators.

Our Revenue Strategy

REVENUE STRATEGY

Altair will have a platform membership and creator subscriptions.

PLATFORM MEMBERSHIP

- Altair "Membership" is subscription-based membership, priced starting at $10/mo. (akin to Discord's Nitro)
- Out of ~200 respondents in a Twitter-distributed survey, 90% of them were willing to pay a $10/mo platform fee.
- This is not a paywall. We want to empower our users to support us.

CREATOR SUBSCRIPTIONS

- At launch, creators will get a 60% cut of every subscription. (Twitch: 50%)
- A platform membership allows us to depend less on the cut we get from creators and will allow us to increase their cut over time as the business grows.
- Value adds (like transcoding) will be offered to help offset costs.

Our Development Model


A SEASONAL MODEL
We slate features into "seasons", a tactic used by gaming companies such as Bungie.
Create a predictable 3-4 month cycle of expectation, release, and feedback.
PRESEASON
MVP Release to Visionaries, F&F. "Table Stakes" functionality.
SEASONS 1 & 2
General Release. API Release. "Help Desk" Moderation Tools.
SEASON 3+
Artist/Developer Marketplace/Ecosystem. Expanded Personas.

Our Timeline


TIMELINE (AS OF JUNE 2021)
Incorporated $75k Self Investment
JULY 2020
Investment from Zach Holman
JANUARY 2021
CTO / Design Lead Start Full-Time
NOV 2020–JAN 2021
Raised ~$10k via Crowdfunding
JULY 2020–MARCH 2021
Pre-Season Start
NOVEMBER 2021
Season 1 Start — Drive Adoption
WINTER 2022
Reach 1,000 Paid Altair Members
Q1 2022

(The above timeline after Pre-season's start in November are projections and cannot be guaranteed.)

Our Future

We're extremely excited for the future if and *when* we see it. The first few seasons as you've seen above are going to be spent implementing what we call the "table stakes," or the pieces of the product that people expect to be there: high-quality video, high-quality chat, and a new user experience that still feels at home.

From there we get to experiment with a lot of the ideas that we've had in our back pocket. Without giving too much away, here are some of our musings:

- *(As seen above,)* Providing a robust, first-class moderation experience that gives a creator's moderators the power of a professional help desk, making it easier to manage a community as a team.
- Artists that do work for streamers currently don't really fit in existing art communities. There's no connection from the work they're tweeting out to where it's being put to use. Attribution of emotes is only the start of how we can turn an artist's profile into a portfolio of sorts.
- Viewers should be able to take control of their browsing experience. Providing settings without plugins is something we're really excited to play with.
- We're excited to work with developers of streaming overlays and bots to give them the best-in-class developer experience they expect, and develop a relationship with them that's cooperative, not adversarial.

Of course, future features aren't the only things we're excited about.

At the end of the day, we want to push the needle on the streaming industry as far as we possibly can. We want to see a future where we're able to sustain ourselves off of the Altair Membership and give most (if not all) of a creator's revenue to the creator. Every creator we can help discover what streaming can be like without the tie to their self-worth is a win for us, whether or not they end up

staying on our platform.

We're here for them, and we hope you'll support us in supporting them.



From all of us at Team Altair: thank you for your time, and for believing in us.